UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

             People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF AUTOCHINA INTERNATIONAL LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this page are the unaudited condensed consolidated financial statements as of September 30, 2012 and December 31, 2011 and the financial results for the three month and nine month periods ended September 30, 2012 and 2011 of the Company.

2

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except share and per share data)

	September 30,	December 31,
	2012	2011
		As Adjusted – note 2
ASSETS
Current assets
Cash and cash equivalents	$41,804	$43,048
Restricted cash	159	159
Accounts receivable, net of provision for doubtful debts of $9,349 and $4,830 respectively	30,845	25,357
Inventories	9,292	2,529
Deposits for inventories	586	105
Deposits for inventories, related party	—	14,539
Due from an affiliate	—	7,904
Prepaid expenses and other current assets	5,524	12,100
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $521 and $714, respectively	243,045	329,111
Total current assets	331,255	434,852

Construction in progress	75,528	—
Property, equipment and leasehold improvements, net	4,195	3,356
Deferred income tax assets	2,358	1,811
Net investment in direct financing and sales-type leases, net of current maturities	54,310	114,447

Total assets	$467,646	$554,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $67,655 and $111,095 as of September 30, 2012 and December 31, 2011, respectively)	$94,465	$149,979
Long-term borrowings (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and $44,438 as of September 30, 2012 and December 31, 2011, respectively)	—	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $106 and $112 as of September 30, 2012 and December 31, 2011, respectively)	21,481	404
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2012 and December 31, 2011, respectively)	5,122	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,799 and $4,415 as of September 30, 2012 and December 31, 2011, respectively)	14,215	13,653
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,161 and $3,244 as of September 30, 2012 and December 31, 2011, respectively)	96,195	42,696
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $2,604 and $508 as of September 30, 2012 and December 31, 2011, respectively)	2,282	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $2,032 and $1,548 as of September 30, 2012 and December 31, 2011, respectively)	3,428	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of September 30, 2012 and December 31, 2011, respectively)	8,105	8,162
Total current liabilities	245,293	263,283

3

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2012	2011
		As Adjusted – note 2
Commitment and Contingency

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at September 30, 2012, respectively; and $0.001 par value authorized – 50,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2011, respectively	24	24
Additional paid-in capital	322,930	404,745
Statutory reserves	13,016	13,016
Accumulated other comprehensive income	20,486	22,568
Accumulated losses	(134,103)	(149,170)
Total shareholders’ equity	222,353	291,183

Total liabilities and shareholders’ equity	$467,646	$554,466

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
		As Adjusted – note 2		As Adjusted – note 2
Revenues
Commercial vehicles	$52,485	$143,711	$214,221	$422,196
Finance	16,381	22,565	56,659	62,330
Insurance	4,448	2,358	10,323	6,148
Total revenues	73,314	168,634	281,203	490,674

Cost of sales
Commercial vehicles	1,508	24,229	6,082	85,417
Commercial vehicles, related parties	49,233	115,630	202,212	324,330
Insurance	794	—	1,265	—
Total cost of sales	51,535	139,859	209,559	409,747

Gross profit	21,779	28,775	71,644	80,927

Operating expenses
Selling and marketing	2,660	2,170	7,511	5,702
General and administrative	13,689	6,704	30,634	17,153
Interest expense	2,011	4,468	8,782	11,763
Interest expense, related parties	174	647	685	1,971
Other income, net	(4,044)	(755)	(4,934)	(2,819)
Total operating expenses	14,490	13,234	42,678	33,770

Income from operations	7,289	15,541	28,966	47,157

Other income (expense)
Gain (loss) on change in fair value of earn-out obligation	—	36,300	—	(17,300)
Interest income	74	38	226	95
Other income (expense), net	74	36,338	226	(17,205)

Income from continuing operations before income taxes	7,363	51,879	29,192	29,952

Income tax provision	(2,837)	(3,663)	(8,240)	(10,693)

Income from continuing operations	4,526	48,216	20,952	19,259

Discontinued operations
Income (loss) from discontinued operations	—	477	—	(4,149)
Income taxes (provision) benefit	—	(120)	—	1,037
Net loss attributable to non-controlling interests	—	—	—	30
Income (loss) from discontinued operations, net of taxes	—	357	—	(3,082)

Net income	4,526	48,573	20,952	16,177

Foreign currency translation adjustment	(1,651)	6,913	(2,082)	11,510

Comprehensive income	$2,875	$55,486	$18,870	$27,687

5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
		As Adjusted – note 2		As Adjusted – note 2
Earnings per share
Basic
Continuing operations	$0.19	$2.05	$0.89	$0.82
Discontinued operations	—	0.02	—	(0.13)
	$0.19	$2.07	$0.89	$0.69
Diluted
Continuing operations	$0.19	$2.05	$0.89	$0.81
Discontinued operations	—	0.02	—	(0.13)
	$0.19	$2.07	$0.89	$0.68

Dividend declared per share	$—	$—	$0.25	$—

Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,538,919	23,538,919	23,658,660	23,640,196

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2012	2011
		As Adjusted – note 2

Net cash provided by (used in) continuing operating activities	$200,048	$(1,026)

Cash flow from continuing investing activities:
Capital expenditure on construction in progress	(75,838)	—
Purchase of property, equipment and leasehold improvements	(2,275)	(1,369)
Increase in restricted cash	—	(3,847)
Repayment of due from an affiliate	7,886	9,000

Net cash (used in) provided by continuing investing activities	(70,227)	3,784

Cash flow from continuing financing activities:
Proceeds from borrowings	86,933	154,814
Repayments of borrowings	(186,065)	(112,778)
Proceeds from affiliates for debt	128,145	398,466
Repayment to affiliates	(130,314)	(411,874)
Increase in accounts payable, related parties	202,124	319,623
Repayment to accounts payable, related parties	(196,981)	(330,598)
Dividend paid	(5,885)	—
Capital distribution	(29,285)	—

Net cash (used in) provided by continuing financing activities	(131,328)	17,653

Net cash (used in) provided by continuing operating, investing and financing activities	(1,507)	20,411

Cash flow of discontinued operations:

Cash used in operating activities	—	(16,006)
Cash used in investing activities	—	(27,630)
Cash provided by financing activities	—	43,559

Net cash used in discontinued operations	—	(77)

Effect of foreign currency translation on cash and cash equivalents	263	1,747

Net (decrease) increase in cash and cash equivalents	(1,244)	22,081

Cash and cash equivalents, beginning of the period	43,048	30,948

Cash and cash equivalents, end of the period	41,804	53,029

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	41,804	52,214
Included in assets of discontinued operations	—	815
	$41,804	$53,029

7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2012	2011
		As Adjusted – note 2

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$13,346	$10,551
Income taxes paid	$8,215	$9,250
Discontinued Operations
Interest paid	$—	$3,918
Income taxes paid	$—	$8

Supplemental disclosure on non-cash continuing financing activities:
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision to equity	$—	$90,400

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Nine Months Ended September 30, 2012 and 2011

(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services.

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. However it has not commenced any operations.

On January 27, 2012, the Company’s board of directors declared a one-time special cash dividend in the amount of $0.25 per share and that was paid on February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885 and was deducted from retained earnings in the first quarter of 2012.

On January 27, 2012, the Company’s board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) and which was to be paid on February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012. However, FINRA determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company. As a result, on March 21, 2012, the board of directors determined to cancel the Stock Dividend and all shares issued pursuant to the Stock Dividend have been cancelled.

On August 30, 2012, the Company’s independent directors approved and the Company has entered into an equity transfer agreement (the “Acquisition Agreement”) through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”).Heat Planet is controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed in April 2013.

Heat Planet’s equity was purchased for approximately $56.4 million, subject to adjustment at closing by the difference between the estimated and actual working capital and cash balance of Heat Planet as of May 31, 2012. Following the acquisition, the Company assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million (the “Merger under Common Control”). The $56.4 million purchase price will be payable within six months of occupation of the Asset, which was occupied in April 2013, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2012), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. The acquisition closed on September 11, 2012. On October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.

AutoChina intends to move its headquarters to the new Kai Yuan Center, which will serve as the control center for each of the Company’s 523 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of September 30, 2012 and December 31, 2011 and for the three months and nine months ended September 30, 2012 and 2011:

	September 30,	December 31,
	2012	2011
	(unaudited)	(unaudited) As Adjusted – note 2

Total assets	$231,721	$316,282
Total liabilities	80,357	170,124

9

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$9,140	$16,038	$27,537	$113,050
Net income	867	3,909	3,802	28,221

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of September 30, 2012, the Company had 523 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 523 store locations are each licensed to sell insurance from these carrier partners, and as of September 30, 2012, the Company also operated 21 new insurance agency branch offices solely dedicated to this service in appropriate markets.

NOTE 2 – MERGER UNDER COMMON CONTROL AND ADJUSTMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

On September 11, 2012, the Company acquired 100% of the equity of Heat Planet and its subsidiaries from Alliance Rich Management Limited (“Alliance Rich”) through its wholly-owned subsidiary, ACG, for total consideration of approximately $159.3 million (see Note 1). On the same date, Mr. Li owned 65.9% and 100% equity of the Company and Alliance Rich, respectively. As both the Company and the acquired companies are under the common control of Mr. Li immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution and was deducted from additional paid in capital amounting to $85,442 upon consummation of the acquisition.

The Company has adjusted its financial statements for the three months and nine months ended September 30, 2011 and the financial position as of December 31, 2011 to account for operating results and financial positions of Heat Planet and its subsidiaries to reflect the merger under common control.

Selected consolidated balance sheet information as of December 31, 2011:

	December 31, 2011 (as previously reported)	Effect of Adjustment	December 31, 2011 (As Adjusted)
			(unaudited)
ASSETS
Cash and cash equivalents	$43,019	$29	$43,048
Due from an affiliate	—	7,904	7,904
Prepaid expenses and other current assets	12,096	4	12,100
Total assets	$546,529	$7,937	$554,466

LIABILITIES
Other payables and accrued liabilities	13,652	1	13,653
Due to affiliates	35,661	7,035	42,696
Total liabilities	$256,247	$7,036	$263,283

SHAREHOLDERS’ EQUITY
Additional paid-in capital	379,952	24,793	404,745
Accumulated other comprehensive income	21,639	929	22,568
Accumulated losses	(124,349)	(24,821)	(149,170)
Total shareholders’ equity	290,282	901	291,183
Total liabilities and shareholders’ equity	$546,529	$7,937	$554,466

10

Selected consolidated statement of operations information for the three months ended September 30, 2011:

	Three months ended September 30, 2011 (as previously reported)	Effect of Adjustment	Three months ended September 30, 2011 (As Adjusted)
	(unaudited)	(unaudited)	(unaudited)

General and administrative	$6,702	$2	$6,704
Income (loss) from continuing operations before income taxes	51,881	(2)	51,879
Income (loss) from continuing operations	48,218	(2)	48,216
Income from discontinued operations	—	477	477
Income tax provision	—	(120)	(120)
Income from discontinued operations , net of taxes	—	357	357
Net income	$48,218	$355	$48,573

Earnings per share
Basic
Continuing operations	$2.05	$—	$2.05
Discontinued operations	—	0.02	0.02
	$2.05	$0.02	$2.07

Diluted
Continuing operations	$2.05	$—	$2.05
Discontinued operations	—	0.02	0.02
	$2.05	$0.02	$2.07

Selected consolidated statement of operations information for the nine months ended September 30, 2011:

	Nine months ended September 30, 2011 (as previously reported)	Effect of Adjustment	Nine months ended September 30, 2011 (As Adjusted)
	(unaudited)	(unaudited)	(unaudited)

General and administrative	$17,149	$4	$17,153
Income (loss) from continuing operations before income taxes	29,956	(4)	29,952
Income (loss) from continuing operations	19,263	(4)	19,259
Loss from discontinued operations	—	(4,149)	(4,149)
Income tax benefit	—	1,037	1,037
Net loss attributable to non-controlling interests	—	30	30
Loss from discontinued operations , net of taxes	—	(3,082)	(3,082)
Net income	$19,263	$(3,086)	$16,177

Earnings (loss) per share
Basic
Continuing operations	$0.82	$—	$0.82
Discontinued operations	—	(0.13)	(0.13)
	$0.82	$(0.13)	$0.69

Diluted
Continuing operations	$0.81	$—	$0.81
Discontinued operations	—	(0.13)	(0.13)
	$0.81	$(0.13)	$0.68

11

Selected consolidated statement of cash flow information for the nine months ended September 30, 2011:

	Nine months ended September 30, 2011 (as previously reported)	Effect of Adjustment	Nine months ended September 30, 2011 (As Adjusted)
	(unaudited)	(unaudited)	(unaudited)
Net cash (used in) provided by continuing operating activities	$(1,132)	$106	$(1,026)
Net cash provided by continuing investing activities	3,784	—	3,784
Net cash provided by (used in) continuing financing activities	17,928	(275)	17,653
Net cash used in discontinued operating activities	—	(16,006)	(16,006)
Net cash used in discontinued investing activities	—	(27,630)	(27,630)
Net provided by discontinued financing activities	—	43,559	43,559
Effect of foreign currency translation on cash	1,504	243	1,747
Net increase (decrease) in cash and cash equivalents	22,084	(3)	22,081
Cash and equivalents, beginning of period	30,931	17	30,948
Cash and equivalents, end of period	$53,015	$14	$53,029

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2011 Annual Report filed with the SEC on April 5, 2012. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation was adjusted to its fair value at each reporting date. The carrying amounts of the other items at September 30, 2012 and December 31, 2011 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

12

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second-hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

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Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

3,923,153 contingently issuable shares were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 9) in December 2011.

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from continuing operation	$4,526	$48,216	$20,952	$19,259
Income (loss) from discontinued operation	—	357	—	(3,082)
Net income	$4,526	$48,573	$20,952	$16,177

Weighted average number of common shares outstanding – Basic	23,538,919	23,538,919	23,538,919	23,538,919
Stock options	—	—	119,741	101,277
Weighted average number of common shares outstanding – Diluted	23,538,919	23,538,919	23,658,660	23,640,196
Earnings (loss) per share
Basic	$0.19	$2.05	$0.89	$0.82
Continuing operations	—	0.02	—	(0.13)
Discontinued operations	$0.19	$2.07	$0.89	$0.69

Earnings (loss) per share
Diluted	$0.19	$2.05	$0.89	$0.81
Continuing operations	—	0.02	—	(0.13)
Discontinued operations	$0.19	$2.07	$0.89	$0.68

1,572,674 and 1,624,650 stock options are outstanding as of September 30, 2012 and 2011, respectively, which were not included in the calculation of diluted income per share for the three months ended because their effect would have been anti-dilutive.

Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the three months ended September 30, 2012 and 2011 because they would have been anti-dilutive were convertible into or exchangeable for 534,080, and 965,034 shares, respectively.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 4 – DISCONTINUED OPERATIONS

In September 2011, one of Heat Planet’s PRC subsidiaries, Hebei Ruihua Real Estate Development Co., Ltd. (“Ruihua Real Estate”) sold its 100% equity interest in Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”) which mainly engaged in a vehicle trading business, to a company controlled by Mr. Li’s brother, for an aggregate sales consideration of $1,574.

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In December 2011, Heat Planet, through its PRC subsidiary, Hebei Xuwei Trading Co., Ltd, sold its entire equity interests in the remaining operating companies, which were mainly engaged in real estate businesses, including Hebei Shengrong Investment Co., Ltd. (formerly known as Hebei Xian Real Estate Development Co., Ltd.), Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Ruihua Real Estate, and Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd., to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”), which is controlled by Mr. Li, for an aggregate sales consideration of $15,871.

Because the sale of the subsidiaries was prior to the merger, and because the Company’s merger accounting assumes that the merger had been consummated at the beginning of the earliest period presented (see Note 2), the Company has accounted for the sale of these subsidiaries in the accompanying condensed consolidated financial statements as discontinued operations. Assets and liabilities, revenues and expenses, and cash flows related to the aforementioned subsidiaries have been appropriately reclassified in the accompanying condensed consolidated financial statements as discontinued operations for all periods presented. The revenues of discontinued operations are $179,753 and $488,652 for three months and nine months ended September 30, 2011, respectively. The disposition to affiliates were recognized as capital transaction and therefore the disposal gain amounting to $24,793 were credited to additional paid in capital as of December 31, 2011.

NOTE 5 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	September 30,	December 31,
	2012	2011
	(unaudited)

Net investment in direct financing and sales-type lease	$36,438	$22,721
Receivable from value-added services	3,756	7,466
Less: Allowance for doubtful accounts	(9,349)	(4,830)
	$30,845	$25,357

Net investment in direct financing and sales-type lease included into the accounts receivable represents the net investment in direct financing and sales-type lease which is overdue and delinquent.

NOTE 6 –PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	September 30,	December 31,
	2012	2011
	(unaudited)	As Adjusted – note 2 (unaudited)

Prepaid interest expenses	$152	$341
Temporary advances to employees	555	798
Prepaid rent	1,149	1,124
Prepaid other taxes	59	264
Prepaid fuel charges	134	606
Prepaid insurance	2,379	155
Other current assets	1,096	877
Security deposits for lease securitization borrowings	—	7,935
Total	$5,524	$12,100

Prepaid insurance mainly includes the insurance premium of directors and officers liabilities insurances of the Company and the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

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NOTE 7 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	September 30,	December 31,
	2012	2011
	(unaudited)

Minimum lease payments receivable	$333,215	$503,506
Less: Allowance for doubtful accounts	(521)	(714)
Net minimum lease payments receivable	332,694	502,792
Less: unearned interest income	(35,339)	(59,234)

Net investment in direct financing and sales-type leases	297,355	443,558
Less: Current maturities of net investment in direct financing and sales-type leases	(243,045)	(329,111)

Net investment in direct financing and sales-type leases, net of current maturities	$54,310	$114,447

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of September 30, 2012 and December 31, 2011, the aggregate effective interest rate on direct financing and sales-type leases is approximately 18.58% and 16.98% per annum, respectively.

At September 30, 2012, future minimum lease payments are as follows:

	Years Ending December 31,
	2012	2013	2014	Total

Net minimum lease payments receivable	$96,195	$206,470	$30,029	$332,694
Less: unearned interest income	(12,451)	(21,355)	(1,533)	(35,339)
Net investment in direct financing and sales-type leases	$83,744	$185,115	$28,496	$297,355

NOTE 8 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	September 30,	December 31,
	2012	2011
	(unaudited)

Leasehold improvements	$1,575	$1,246
Furniture and fixtures	5,104	3,704
Company automobiles	1,646	1,446
Total	8,325	6,396

Less: accumulated depreciation and amortization	4,130	3,040
Property, equipment and leasehold improvements, net	$4,195	$3,356

Depreciation and amortization expense for the operations was approximately $492, $256, $1,411 and $881 for the three months and nine months ended September 30, 2012 and 2011, respectively.

NOTE 9 – CONSTRUCTION IN PROGRESS

Summaries of construction in progress are as follows:

	September 30,	December 31,
	2012	2011
	(unaudited)

Construction in progress	$75,528	$—

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Construction in progress represented the cost of construction work of the office segment of Kai Yuan Center which had not yet been completed as of the last day of each reporting period. No depreciation expense is recorded for the construction in progress until the assets are placed in service.

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	September 30,	December 31,
	2012	2011
	(unaudited)	As Adjusted – note 2 (unaudited)

Accrued expenses	$2,011	$3,528
Other tax payables	6,227	5,693
Salary payable	1,584	1,664
Temporary receipt of insurance premium	246	355
Temporary receipt of insurance claims	857	650
Deposits received	2,488	1,296
Other current liabilities	802	467
Total	$14,215	$13,653

Deposits received represent security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include unpaid expenses reimbursement due to staff and withholding taxes collected from customers for value-added services.

NOTE 11 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)
Short-term bank loans	7.23%	7.61%	December 2012 to September 2013	$94,465	$126,966
Lease securitization borrowings	—	10.62%	—	—	23,013
Total	7.23%	8.07%		$94,465	$149,979

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 5.6% to 8.53% as of September 30, 2012, are denominated in RMB and have terms maturing within one year.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings, which bear interest at a rate of 10.62%, were denominated in RMB and repaid when they matured in June 2012.

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Long-term borrowings

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)
Long-term bank loans	—	7.32%	August 2012	$—	$44,438
Less: current maturities of long-term bank loans				—	(44,438)
Long-term bank loans				$—	$—

Long-term bank loans represent loans from a local bank that have been used for working capital purposes. The loans were denominated in RMB and have terms between one to two years that were matured in August 2012.

NOTE 12 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement (the “Share Exchange Agreement”) dated February 4, 2009 entered into in connection with the transaction between ACG and the Company, the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG, Honest Best Int’l Ltd. (“Honest Best”) (now a major shareholder of the Company), conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares to be issued was to be determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”). On March 22, 2010, the Company issued 2,603,456 shares to Honest Best based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release was conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminated the Earn-Out Obligation for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-Out Obligation was modified such that a minimum of 70% EBITDA growth was required be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company was to issue between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the Earn-Out Obligation from the modification was credited in the amount of $75,000 directly to equity in the first quarter of 2011.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification was credited in the amount of $15,400 directly to equity in the third quarter of 2011.

The activities in the Earn-Out Obligation during the year ended December 31, 2011 and nine months ended September 30, 2012 were as follows:

Earn-Out Obligation as of January 1, 2011	$73,100
Increase in fair value during 2011 with a charge to the consolidated statement of operations and comprehensive income	17,300
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(90,400)
Earn-Out Obligation as of December 31, 2011 and September 30, 2012	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs (level 3), and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

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	December 31, 2010	February 26, 2011	September 26, 2011
Volatility	46%	57%	113%
Cost of equity	16.75%	24.50%	21.50%
Current stock price	$25.87	$21.97	$9.87
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the period presented.

NOTE 13 – SHARE CAPITAL

On June 5, 2012, the board of directors of the Company approved an increase to the authorized share capital of the ordinary shares from 50,000,000 shares, par value of US$0.001 each, to 100,000,000 shares, par value of US$0.001 each. The authorized share capital of the preferred shares remained unchanged.

On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The amendment will affect 984,048 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options increased the fair value of share-based expense by $1,165 and $1,165 in the three months and nine months ended September 30, 2012, respectively. The Company amendment also increased the unrecognized compensation expenses by $691which will increase the general and administrative expenses and additional paid-in capital throughout the remaining vesting period of the respective stock options.

NOTE 14 – INCOME TAXES

Cayman Islands : Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong : The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three and nine months ended September 30, 2012 and 2011. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China : Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision in the condensed consolidated statements of income are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Current	$2,867	$1,896	$8,844	$5,530
Deferred	(30)	1,767	(604)	5,163
Total	$2,837	$3,663	$8,240	$10,693

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The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	September 30,	December 31,
	2012	2011
	(unaudited)
Current
Deferred income tax assets:
Accrued liabilities	$193	$248
Tax loss carry forward	456	117
Provision for doubtful accounts	2,477	1,376
Other temporary differences	469	—
Net deferred income tax assets – current	3,595	1,741

Deferred income tax liabilities:
Unearned income	(11,700)	(9,505)
Other timing differences	—	(398)
Deferred income tax liabilities – current	(11,700)	(9,903)

Net deferred income tax liabilities – current	$(8,105)	$(8,162)

Non-current
Deferred income tax assets:
Accrued liabilities	1,704	1,538
Tax loss carry forward	1,370	351
Deferred income tax assets – non-current	3,074	1,889

Deferred income tax liabilities – non-current:
Unearned income	(716)	(78)

Net deferred income tax assets – non-current	$2,358	$1,811

As of September 30, 2012, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At September 30, 2012, the Company had $7,305 of tax loss carry forwards that expire through December 31, 2015.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%
Non-deductible expenses	8.0%	(16.3)%	4.5%	18.6%
Non-taxable income	(1.2)%	—	(0.9)%	—
Effect of rate differences in various transportation centers	7.0%	(1.6)%	(0.4)%	(7.9)%
Effective tax rate	38.8%	7.1%	28.2%	35.7%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the Earn-Out Obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and nine months ended September 30, 2012 and 2011. As of September 30, 2012 and December 31, 2011, the Company did not have any significant unrecognized uncertain tax positions.

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NOTE 15 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $731, $461, $2,099 and $1,222 for the three months and nine months ended September 30, 2012 and 2011, respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2012, are as follows:

Year Ending December 31,	Future Minimum Payments
2012 (three months)	$5
2013	1,324
2014	554
2015	86
2016	24
Total	$1,993

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company continues to work closely with its legal counsel and advisors to defend the Company. The Company is unable at this time to predict the outcome of this lawsuit or whether the Company will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

NOTE 16 – SEGMENT REPORTING

The Company measures segment income as income from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Hebei Ruiliang Trading Co., Ltd. (“Hebei Ruiliang Trading”) in April 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. During the reporting periods, the office leasing segment did not commence operation and did not generate any revenues or operating results. However, the value of the assets of the office leasing segment as of September 30, 2012 was $76,172. The remaining value of assets as of September 30, 2012, $391,474, is related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 17 – RELATED PARTY BALANCES AND TRANSACTIONS

Due from an affiliate:

During the periods presented, the Company made a short-term advance to a related party, Kaiyuan Shengrong. The amount is non-interest bearing, unsecured and was settled in April 2012.

The outstanding amount due from a related party as of September 30, 2012 and December 31, 2011 was as follows:

			September 30,	December 31,
	Note		2012	2011
			(unaudited)	As Adjusted – note 2 (unaudited)

Kaiyuan Shengrong		(1)	$—	$7,904

Note:

(1)	Entity controlled by Mr. Li’s brother.

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Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented the consideration of the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Asset and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China. (6.00% as of September 30, 2012)

The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount due to Honest Best bore interest at the rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the average interest rate of 6.93% per annum, which is adjustable in connection with the basis rate established by the People’s Bank of China, is unsecured and will commence maturity in July 2013.

The amount due to AutoChina Inc., Smart Success Investment Limited (“Smart Success”) and Alliance Rich were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of September 30, 2012 and December 31, 2011 were as follows:

			September 30,	December 31,
	Notes		2012	2011
			(unaudited)	As Adjusted – note 2 (unaudited)

Mr. Li		(1)	$143	$143
Alliance Rich		(3)	56,160	—
Honest Best		(2)	—	31,343
Hebei Kaiyuan		(3)	25,087	1,074
Kaiyuan Shengrong		(3)	7,898	3,244
AutoChina Inc.		(3)	6,898	6,883
Smart Success		(3)	9	9
Total			$96,195	$42,696

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.
(2)	Parent company of AutoChina and entity controlled by Mr. Li.
(3)	Entity controlled by Mr. Li.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amount due to related party as of September 30, 2012 and December 31, 2011 was as follows:

			September 30,	December 31,
	Note		2012	2011
			(unaudited)

Ruituo		(1)	$5,122	$—

Note:

(1) Entity controlled by Mr. Li’s brother.

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Deposits for inventories, related party:

During the periods presented, the Company made prepayments for inventories to a related party, Ruituo, to purchase commercial vehicles. The amount is non-interest bearing, unsecured and was settled in January 2012.

The outstanding amounts of deposits for inventories, related party as of September 30, 2012 and December 31, 2011 were as follows:

		September 30,	December 31,
	Note	2012	2011
		(unaudited)

Ruituo	(1)	$—	$14,539

Note:

(1)	Entity controlled by Mr. Li’s brother.

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows:

		Nine months ended September 30,
	Notes	2012	2011
		(unaudited)	As Adjusted– note 2 (unaudited)
Capital nature:
Honest Best	(1) (d)	$—	$61,570
Hebei Kaiyuan	(2) (a)	64,659	64,517
Hebei Kaiyuan	(2) (d)	75,417	184,086
Kaiyuan Shengrong	(2) (b)	10,251	3,077
Kaiyuan Shengrong	(2) (c)	3,154	3,077
Kaiyuan Shengrong	(2) (d)	7,918	3,077
Ruituo	(3) (d)	—	70,250
Ruihua Real Estate	(2) (d)	2,514	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4) (d)	42,296	79,483

Trading nature:
Ruituo	(3) (e)	202,212	319,486
Ruituo	(3) (f)	363	—
Honest Best	(1) (f)	58	1,235
Hebei Kaiyuan	(2) (f)	64	—
Kaiyuan Shengrong	(2) (f)	200	105
Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”)	(5) (e)	—	136
Beiguo	(5) (f)	$—	$631

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li.
(3)	Entity controlled by Mr. Li’s brother.
(4)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(5)	Entity in which Mr. Li and the Company’s former director, Mr. Thomas Luen-Hung Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

23

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due on such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

During the nine months ended September 30, 2012 and 2011, the Company incurred interest expenses to Beiguo amounting to nil and $631, respectively, for its financing arrangement to purchase commercial vehicles in prior periods. During the nine months ended September 30, 2012 and 2011, the Company also purchased commercial vehicles from Beiguo outside of the financing arrangement, amounting to nil and $136, respectively. During the nine months ended September 30, 2012 and 2011, the Company purchased commercial vehicles from Ruituo amounting to $202,124 and $319,486, respectively. The Company incurred the interest expense of $363 and nil for the purchase from Ruituo throughout the nine months ended September 30, 2012 and 2011, respectively.

The Company occupies office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the three months and nine months ended September 30, 2012 and 2011.

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NOTE 18 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are in default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit loss, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit loss as of September 30, 2012 and December 31, 2011 were as follows:

	September 30,	December 31,
	2012	2011
	(unaudited)

Balance at the beginning of the period	$5,544	$1,745
Provision during the period	10,385	4,271
Bad debts written off	(6,059)	(472)
Balance at the end of the period	$9,870	$5,544

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit loss attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of September 30, 2012 and December 31, 2011 was as follows:

September 30, 2012	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$297,355	$—	$297,355
Accounts receivable	3,861	26,984	30,845
	$301,216	$26,984	$328,200

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December 31, 2011	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$443,558	$—	$443,558
Accounts receivable	5,909	19,448	25,357
	$449,467	$19,448	$468,915

The carrying amount of the impaired finance receivables as of September 30, 2012 and December 31, 2011 was as follows:

September 30, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$9,593	$521	$9,072
Accounts receivable	23,613	9,349	14,264
	$33,206	$9,870	$23,336

December 31, 2011	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$10,563	$714	$9,849
Accounts receivable	10,327	4,830	5,497
	$20,890	$5,544	$15,346

The analysis of the age of the carrying amount of the overdue receivables as of September 30, 2012 and December 31, 2012 was as follows:

	September 30,	December 31,
	2012	2011

Less than 90 days	$19,255	$16,116
Over 90 days	17,078	8,162
	36,333	24,278
Less: allowance for credit losses	(9,349)	(4,830)
Total	$26,984	$19,448

For the three and nine months ended September 30, 2012 and 2011, the related amount of interest income recognized for impaired finance receivables was $1,084, $397, $3,117 and $1,185, respectively.

NOTE 19 – SUBSEQUENT EVENT

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its VIEs, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan. Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) from Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”) to Kaiyuan Auto Trade. The change results in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Hebei Chuanglian Finance Leasing Co., Ltd. to Ganglian Finance Leasing. Thereafter, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), our wholly owned subsidiary, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading, which then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Hebei Chuanglian Trade Co. Ltd., changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. (“Hebei Chuanglian Finance Leasing”) and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Hebei Chuanglian Finance Leasing and Ganglian Finance Leasing.

27

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

As a result, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading are directly owned by AutoChina, and therefore are not part of a VIE holding structure.

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

Commencing September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months. We recognized the second-hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina has incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust to act as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

We established an insurance agency company, Kaiyuan Insurance, to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. As of September 30, 2012, we have set up 17 branch offices throughout China for this service.

28

Acquisition of Heat Planet

On August 30, 2012, the Company’s independent directors approved and the Company has entered into an equity transfer agreement (the “Acquisition Agreement”) through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, which was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Heat Planet’s primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed and the Company took possession and occupied the property,

Heat Planet’s equity was purchased for approximately $56.4 million, subject to adjustment at closing by the difference between the estimated and actual working capital and cash balance of Heat Planet as of May 31, 2012. Following the acquisition, the Company assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million (the “Merger under Common Control”). The $56.4 million purchase price will be payable within six months of occupation of the Asset, which was occupied in April 2013, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. The acquisition closed on September 11, 2012. On October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.

In April 2013, AutoChina moved its headquarters to the new Kai Yuan Center, which now serves as the control center for each of the Company’s 523 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Group restructuring

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its VIEs, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan. Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) from Ganglian Finance Leasing Co., Ltd. to Kaiyuan Auto Trade. The change results in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Thereafter, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Hebei Chuanglian Finance Leasing, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

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Group structure

A group chart as of March 31, 2013 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.
(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.
(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.
(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)
(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.
(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.
(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.
(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.
(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.
(10)	Kaiyuan Information Processing was formed in February 2012. It engages in developing and management of the website: www.kywmall.com.

ADJUSTMENT OF CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On September 11, 2012, after consummating the Merger under Common Control of Heat Planet and its subsidiaries, since both of the Company and the acquired companies are under the common control of Mr. Li immediately before and after the Merger under Common Control, this transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution and was deducted from additional paid in capital amounting to $85,442 upon consummation of the acquisition.

30

The Company has adjusted its financial statements for the three months and nine months ended September 30, 2011 to account for operating results of Heat Planet and its subsidiaries to reflect the merge under common control.

The effects of the adjustment on selected statement of operation line items for the three months ended September 30, 2011 are as follows:

($ in thousands, except for per share data)	Increase (Decrease) in statement of operation line items

General and administrative	$2
Loss from continuing operations before income taxes	(2)
Loss from continuing operations	(2)
Income from discontinued operations, net of taxes	357
Net income	355

Earnings per share
Basic
Continuing operations	$—
Discontinued operations	0.02
$0.02

Earnings per share
Diluted
Continuing operations	$—
Discontinued operations	0.02
$0.02

The effects of the adjustment on selected statement of operation line items for the nine months ended September 30, 2011 are as follows:

($ in thousands, except for per share data)	Increase (Decrease) in statement of operation line items

General and administrative	$4
Loss from continuing operations before income taxes	(4)
Loss from continuing operations	(4)
Loss from discontinued operations, net of taxes	(3,082)
Net income	(3,086)

Loss per share
Basic
Continuing operations	$—
Discontinued operations	(0.13)
$(0.13)

Loss per share
Diluted
Continuing operations	$—
Discontinued operations	(0.13)
$(0.13)

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RESULTS OF OPERATIONS

Three months ended September 30, 2012 as compared to three months ended September 30, 2011

Overview

AutoChina’s earnings decreased significantly during the three months ended September 30, 2012, primarily as a result of the decreased gain on change in fair value of earn-out obligation and fewer vehicle leases during the period. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of the slowing growth in the Chinese economy. However, we expect that China’s continuing economic development will drive demand for commercial vehicles in the future.

During the third quarter of 2012 the Company established an aggregate of 9 additional commercial vehicle sales, servicing, leasing and support centers in Inner Mongolia, Beijing, Sichuan, Anhui, Shanghai, Guangxi and Guizhou bringing the total number of locations to 523 as of September 30, 2012.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2011	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss due to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the nine months ended September 30, 2012	4,569
Vehicles repossessed or loss due to accident in the first nine months of 2012	(779)
Vehicles returned to lessee upon settling the outstanding installment	80
Vehicles transferred to customers at the end of lease term in first nine months of 2012	(10,410)
Balance at September 30, 2012	17,387

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended September 30, 2012		Three months ended September 30, 2011
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$52,485	71.6%	143,711	85.2%	(63.5)%
Finance	16,381	22.3%	22,565	13.4%	(27.4)%
Insurance	4,448	6.1%	2,358	1.4%	88.6%
Total revenues	$73,314	100.0%	168,634	100.0%	(56.5)%

Revenues for third quarter of 2012 were $73.3 million, a decrease of 56.5% from $168.6 million in the comparable prior year period.

Commercial vehicles revenue decreased by 63.5%, which was primarily due to a decrease in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 1,154 new leases in the three months ended September 30, 2012, compared to 3,126 new leases in the three months ended September 30, 2011. The decrease in commercial vehicles revenue was also contributed by the decrease in average price per vehicle, from $46,000 per vehicle to $45,400 per vehicle, by the third quarter of 2012 compared with the same period in 2011. The Company repossessed 270 vehicles whose lessees had defaulted on installment payments, sold 194 of these vehicles, and realized no losses of vehicles during the three months ended September 30, 2012. In comparison, there were 54 vehicles repossessed, 39 vehicles sold and 3 missing vehicles recognized in the three months ended September 30, 2011. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

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Revenues from value-added services (diesel, tire and insurance financing services) totaled $127,000 during the three months ended September 30, 2012 compared with $1.1 million during the same period in prior year. During the period, AutoChina continued to tighten the credit control of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of September 30, 2012, over 220 tire outlets and over 80 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 201 second-hand vehicles during the third quarter of 2012. Revenue generated from second-hand commercial vehicle leasing arrangements during the three months ended September 30, 2012 was $663,000, compared to nil in the comparable prior year period.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of September 30, 2012 there were owners of 1,398 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 7.7%.

Finance revenue decreased 27.4% as a result of the decrease in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended September 30, 2012 compared to the same period in 2011. Insurance revenue increased 88.6% compared to the same period of prior year, as a result of the direct insurance agency business commenced in late 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended September 30, 2012		Three months ended September 30, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$1,508	2.9%	$24,229	17.3%	(93.8)%
Commercial vehicles, related parties	49,233	95.6%	115,630	82.7%	(57.4)%
Insurance	794	1.5%	—	—	100.0%
Total cost of sales	$51,535	100.0%	$139,859	100.0%	(63.2)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the three months ended September 30, 2012 was $50.7 million, as compared to $139.9 million in the same period of the prior year, a decrease of 63.7%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed to by a decrease in the average cost per vehicle in the third quarter of 2012, which was $44,000 per vehicle, as compared to $44,700 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to changes in customer demand. Cost of Sales – Commercial vehicles totaled $1.5 million in the third quarter of 2012, as compared to $24.2 million in the third quarter of 2011, a decrease of 93.8%, as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. The decrease in Cost of Sales – Commercial vehicles, related parties was slower than the Cost of Sales – Commercial vehicles and Commercial vehicles revenue during the third quarter of 2012 (totaled $49.2 million) as compared to $115.6 million in the third quarter of 2011, a decrease of 57.4%, due to our increased reliance on related parties to purchase commercial vehicles.

Cost of insurance in the three months ended September 30, 2012 totaled $794,000, as compared to nil in the comparable prior year period, an increase of 100.0%, because we began to offer direct insurance agency services in December 2011.

Gross Profit

The Company’s gross profit was $21.8 million in the three months ended September 30, 2012, representing a gross margin of 29.7%, an increase from the gross margin of 17.1% for the same period in 2011, which is primarily due to the increased effective interest rate on direct financing and sales-type leases, which increased the contribution to the monthly amortized finance income. Increased insurance revenue also contributed to the increase in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2012 were $16.3 million, which was $7.5 million, or 84.2%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, insurance services branches, increased allowance for credit losses, increased professional expenses and increase of stock-based compensation expenses arising from the repricing of the employee stock options in August 2012.

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From December 31, 2011 to September 30, 2012, we increased the provision for doubtful accounts from $5.5 million to $9.9 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affect the earnings for the period.

Other Income (Expense)

Other expenses for the three months ended September 30, 2012 was nil, as compared to other expenses of $36.3 million in the prior period, a change of 100% as compared to the same period of 2011. Other expense solely consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no loss on change in value of the Company’s fair value of the earn-out obligation for the three months ended September 30, 2012.

Interest Expense

Interest expense totaled $2.2 million for the three months ended September 30, 2012, of which $0.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It included interest of $21,000 and $69,000 incurred for the loan advanced from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. It also included interest of $84,000 incurred for its purchase from Ruituo of commercial vehicles for leasing during the three months ended September 30, 2012. Interest expense totaled $5.1 million for the three months ended September 30, 2011, of which $0.7 million of interest expense was incurred for the loan advanced by affiliates, Honest Best and Kaiyuan Shengrong, and the payables from an affiliate, Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (“Beiguo”), for the purchase of commercial vehicles for leasing.

Other interest expenses decreased to $2.0 million from $4.5 million, which resulted from a decreased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income increased from $38,000 to $74,000 due to the increased average cash balance over the period.

Income Tax Expense

In the three months ended September 30, 2012, the Company recorded income tax expense of $2.8 million, as compared to an income tax expense of $3.7 million in the same period in 2011. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income (loss) from Continuing Operations

Net income in the three months ended September 30, 2012 was $4.5 million, as compared to $48.2 million in three months ended September 30, 2011, representing a decrease of 90.6% from the same period in 2011. The decrease in net income primarily resulted from the decrease of gain on change in fair value of the earn-out obligation, increased selling, general and administrative expenses and decreased revenue generated from the truck financing business, although the gross profit margin improved.

Net Income from Discontinued Operations

Net income from discontinued operations in the three months ended September 30, 2012 was nil, as compared to $357,000 in the same period in 2011. The $357,000 income during the three months ended September 30, 2011 relates to the income generated from operations of a discontinued real estate business, which was disposed of by Heat Planet in December 2011.

Net Income

Net income attributable to shareholders in the three months ended September 30, 2012 was $4.5 million, as compared to $48.6 million in the three months ended September 30, 2011, representing a decrease of 90.7%. The decrease primarily resulted from the decrease of gain on change in fair value of the earn-out obligation by $36.3 million and the decrease of contribution of income from both of the continuing operations and discontinued operations during the period.

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Nine months ended September 30, 2012 as compared to nine months ended September 30, 2011

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$214,221	76.2%	422,196	86.0%	(49.3)%
Finance	56,659	20.1%	62,330	12.7%	(9.1)%
Insurance	10,323	3.7%	6,148	1.3%	67.9%
Total revenues	$281,203	100.0%	$490,674	100.0%	(42.7)%

Revenues for first nine months of 2012 were $281.2 million, a decrease of 42.7% from $490.7 million in the comparable prior year period.

Commercial vehicles revenue decreased by 49.3%, which was primarily due to a decrease in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 4,569 new leases in the nine months ended September 30, 2012, compared to 9,131 new leases in the nine months ended September 30, 2011. This decrease in the number of leases was partially offset by an increase in average price per vehicle, from $46,200 per vehicle to $46,900 per vehicle, by the three months ended September 30, 2012 compared with the prior period in 2011. The Company repossessed 700 vehicles whose lessees had defaulted on installment payments, sold 445 of these vehicles, and realized losses relating to 13 vehicles during the nine months ended September 30, 2012. In comparison, there were 91 vehicles repossessed, 65 vehicles sold and losses for 8 vehicles recognized in the nine months ended September 30, 2011. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

During the period, AutoChina tightened the credit control of its value-added services as a way to manage default risk, which led to the decrease of value-added services revenues. Revenues from value-added services totaled $596,000 during the nine months ended September 30, 2012, compared with $3.4 million during the comparable prior year period. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 735 used vehicles during the first nine months of 2012. Revenue generated from second-hand commercial vehicle leasing arrangements during the nine months ended September 30, 2012 was $2,234,000, compared to nil in the comparable prior year period.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered.

Finance revenue decreased 9.1% as a result of the decrease in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the nine months ended September 30, 2012 compared to the same period in 2011. Insurance revenue increased 67.9% compared to the same period of prior year, as a result of the direct insurance agency business commenced in late 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$6,082	2.9%	85,417	20.8%	(92.9)%
Commercial vehicles, related parties	202,212	96.5%	324,330	79.2%	(37.7)%
Insurance	1,265	0.6%	—	—	100.0%
Total cost of sales	$209,559	100.0%	$409,747	100.0%	(48.9)%

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Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the nine months ended September 30, 2012 totaled $208.3 million, as compared to $409.7 million in the same period of prior year, a decrease of 49.2%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite the increase in average unit cost per vehicle. The average cost per vehicle in the first nine months of 2012 was $45,600 as compared to $44,900 per vehicle in the prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles. Cost of Sales – Commercial vehicles totaled $6.1 million in the nine months ended September 30, 2012, as compared to $85.4 million in the prior year period of 2011, a decrease of 92.9%, as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. The decrease in Cost of Sales – Commercial vehicles, related parties was slower than the Cost of Sales – Commercial vehicles and Commercial vehicles revenue during the nine months ended September 30, 2012 (totaled $202.2 million) as compared to $324.3 million in the prior year period of 2011, a decrease of 37.7%, due to our increased reliance on related parties to purchase commercial vehicles.

Cost of insurance in the nine months ended September 30, 2012 totaled $1.3 million, as compared to nil in the comparable prior year period, an increase of 100.0%, mainly due to the additional cost incurred for the direct insurance agency services.

Gross Profit

The Company’s gross profit was $71.6 million in the nine months ended September 30, 2012, representing a gross margin of 25.5%, an increase from the gross margin of 16.5% for the same period in 2011, which is primarily due to the increased effective interest rate on direct financing and sales-type leases, which increased the contribution to the monthly amortized finance income. In addition, the increased insurance revenue also contributed to the increase in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended September 30, 2012 were $38.1 million, which was $15.3 million, or 66.9%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, insurance services branches, increased allowance for credit losses, increased professional expenses and increase of stock-based compensation expenses arising from the repricing of employee stock options in August 2012.

Other Income (Expense)

Other expenses for the nine months ended September 30, 2012 was nil, as compared to other expenses of $17.3 million in the prior period, a change of 100% as compared to the same period of 2011. Other expense solely consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no loss on change in value of the Company’s fair value of the earn-out obligation for the nine months ended September 30, 2012.

Interest Expense

Interest expense totaled $9.5 million for the nine months ended September 30, 2012, of which $0.7 million of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong, Hebei Kaiyuan and Ruituo. It included interest of $58,000, $200,000 and $64,000 incurred for the loan advanced from Honest Best, Kaiyuan Shengrong and Hebei Kaiyuan, respectively. It also included interest of $363,000 incurred for its purchase from Ruituo of commercial vehicles for leasing during the nine months ended September 30, 2012. Interest expense totaled $13.7 million for the nine months ended September 30, 2011, of which $2.0 million of interest expense was incurred for the loan advanced by affiliates, Honest Best and Kaiyuan Shengrong, and the payables from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing.

Other interest expenses decreased to $8.8 million from $11.8 million, which resulted from the decreased average borrowing balance from banks during the period.

Interest Income

Interest income increased from $95,000 to $226,000 due to the increased average cash balance over the period.

Income Tax Expense

In the nine months ended September 30, 2012, the Company recorded income tax expense of $8.2 million, as compared to an income tax expense of $10.7 million in same period in 2011. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

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Net Income from Continuing Operations

Net income from continuing operations in the nine months ended September 30, 2012 was $21.0 million, as compared to $19.3 million in nine months ended September 30, 2011, representing an increase of 8.8% from the same period in 2011. The increase primarily resulted from the decrease of loss on change in fair value of the earn-out obligation.

Net Income (loss) from Discontinued Operations

Net income from discontinued operations in the nine months ended September 30, 2012 was nil, as compared to net loss from discontinued operations of $3.1 million in the nine months ended September 30, 2011. The $3.1 million loss during the nine months ended September 30, 2011 relates to a loss incurred for the operations of a discontinued real estate business, which was disposed of by Heat Planet in December 2011.

Net Income

Net income attributable to shareholders in the nine months ended September 30, 2012 was $21.0 million, as compared to $16.2 million in the nine months ended September 30, 2011, representing an increase of 29.5% from the same period in 2011. The increase primarily resulted from the decrease of loss on change in fair value of the earn-out obligation by $17.3 million and there is no contribution of loss from discontinued operations during the nine months ended September 30, 2012. However, the decrease of net income from continuing operations offset the increase in net income during the period.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 5.60% to 8.53% per annum.

As of September 30, 2012, the Company had incurred accounts payable of $5.1 million from Ruituo, a company which is controlled by the brother of Mr. Yong Hui Li, our Chairman and Chief Executive Officer (“Mr. Li”). The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo.

As of September 30, 2012, the Company’s outstanding borrowings from affiliates amounted to $56.2 million, $25.1 million, $7.9 million, $6.9 million, $143,000 and $9,000 from Alliance Rich Management Limited (“Alliance Rich”), Hebei Kaiyuan, Kaiyuan Shengrong, AutoChina Inc., Mr. Li and Smart Success Investment Limited, respectively. The amount due to Alliance Rich represented the consideration of the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2012). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Kaiyuan Shengrong is unsecured and bears interest at the average rate of 6.93% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The Company will commence repaying the loan at maturity in July 2013. The amount due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders.

As of September 30, 2012, the Company had short-term bank borrowings of $94.5 million, from various Chinese banks.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of September 30, 2012 and December 31, 2011, the Company had working capital of $86.0 million and $171.6 million, respectively.

During the nine months ended September 30, 2012, the Company decreased its long-term and short-term borrowings, repaying net funds amounting to $100.0 million. On the other hand, the Company had a net increase of amounts due to affiliates and accounts payable, related party amounting to $53.5 million and $5.1 million, respectively, during the first nine months of 2012, which generated additional cash to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

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Financial Condition

The following table sets forth the major balance sheet accounts of the Company at September 30, 2012 and December 31, 2011 (in thousands) and excludes items related to discontinued operations:

	As of
	September 30,	December 31,
	2012	2011
		As adjusted
Assets:
Cash and cash equivalents	$41,804	$43,048
Accounts receivable	30,845	25,357
Deposits for inventories, related party	—	14,539
Net investment in direct financing and sales-type leases	297,355	443,558
Construction in progress	75,528	—
Property, equipment and improvements, net	4,195	3,356
Liabilities:
Accounts payable, related parties	5,122	—
Short-term borrowings	94,465	149,979
Long-term borrowings	—	44,438
Due to affiliates	$96,195	$42,696

Accounts receivable represents the receivable from value-added services and the overdue net investment in direct financing and sales-type leases. The increase of accounts receivable to $30.8 million as of September 30, 2012, an increase of $5.4 million (21.6%) as compared with December 31, 2011, was mainly related to the slight increase of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent.

Deposits for inventories related party balances decreased throughout the period. As of September 30, 2012, deposits for inventories were nil as compared to $14.6 million on December 31, 2011. Since the revenues for commercial vehicles decreased by 42.7% for the nine months ended September 30, 2012 compared with the same prior year period, there was no immediate need to pay deposits for commercial vehicle inventories to secure the supply of commercial vehicles at September 30, 2012.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the commencement of our commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue decreased during the period to reflect the new monthly installment arrangement, the balance of net investment in leases decreased accordingly.

Construction in progress increased to $75.5 million as of September 30, 2012, an increase of $75.5 million (100.0%) as compared with December 31, 2011. The amount represented the cost of construction for the Kai Yuan Center which had not yet been completed as of September 30, 2012. We acquired the Kai Yuan Center in the third quarter of 2012.

Property, equipment and improvements increased to $4.2 million as of September 30, 2012, an increase of $0.8 million (25.0%) as compared with December 31, 2011. The increased expenditures primarily relate to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers and insurance service branch offices during the period.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from nil to $5.1 million as of September 30, 2012, an increase of $5.1 million, or 100.0%, as compared with December 31, 2011. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $94.5 million as of September 30, 2012, from $150.0 million in December 31, 2011, because the Company repaid lease securitization borrowings of $23.0 million and bank borrowings of $32.5 million during the period. The lease securitization borrowings fully matured in June 2012. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and began to expire in December 2012.

Long-term borrowings represent loans from a PRC bank that were used for working capital purposes. The loans decreased to nil as of September 30, 2012 from $44.4 million in December 31, 2011, as a result of early repayment of the loans.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

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The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Nine months ended September 30,
	2012	2011
Net cash provided by (used in) continuing operating activities	$200,048	$(1,026)
Net cash (used in) provided by continuing investing activities	(70,227)	3,784
Net cash (used in) provided by continuing financing activities	(131,328)	17,653
Net cash flow used in discontinued operations	—	(77)
Effect of exchange rate change	263	1,747

Net (decrease) increase in cash and cash equivalents	$(1,244)	$22,081

Operating Activities . The Company generated $200.00 million from continuing operating activities for the nine months ended September 30, 2012, as compared to cash used in $1.0 million for the nine months ended September 30, 2011, representing an increase of $201.0 million. This increase in cash flows provided by continuing operating activities was attributable primarily to the reduction in net investment in direct financing and sales-type leases, resulted from the continuous decrease of revenues due to the slowdown of the business expansion during the period.

In the nine months ended September 30, 2012, the Company generated $200.0 million from continuing operating activities. During this period, the Company had net income of $21.0 million. In addition, the Company decreased its net investment in direct financing and sales-type leases by $143.0 million, decreased its deposits for inventories, related party by $14.5 million, decreased its prepaid expenses and other current assets by $6.5 million and increased its accounts payable by $21.2 million. However, there was an increase in accounts receivable by $16.1 million. The remaining balance of $9.9 million arose from changes in inventories, deposits for inventories, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the nine months ended September 30, 2011, the Company used $1.0 million in continuing operating activities. During this period, the Company had net income of $16.2 million, included the net loss from discontinued operation of $3.1 million. In addition, the Company increased its net investment in sales-type leases by $53.0 million, increased its accounts receivable by $9.0 million, and increased prepaid expense and other current assets by $3.1 million. However, there was an increase in loss on change in fair value of earn-out obligation of $17.3 million, increase in other payable and accrued liabilities of $6.0 million, increase in trade note payable of $9.6 million and increase in accounts payable of $4.3 million. The remaining balance of $7.6 million arose from changes in deposits for inventories, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities . Net cash used in continuing investing activities was $70.2 million in the nine months ended September 30, 2012 and the net cash provided by continuing investing activities was $3.8 million in the nine months ended September 30, 2011. The cash was used for capital expenditures for construction in progress in the amount of $75.8 million and for the purchase of property, equipment and improvements of $2.3 million and primarily affected the net cash used in investing activities in the current period. On the other hand, the cash provided from the repayment of amounts due from an affiliate of $7.9 million offset part of the cash used in continuing investing activities during the period.

Financing Activities . Net cash used in continuing financing activities was $131.3 million in the nine months ended September 30, 2012, while the net cash provided by continuing financing activities was $17.7 million in the nine months ended September 30, 2011. During the nine months ended September 30, 2012, the Company repaid borrowings of $99.1 million and obtained net proceeds of $5.2 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company received proceeds of $128.1 million from its affiliates, Hebei Kaiyuan and Kaiyuan Shengrong, and it repaid the amount of $130.3 million to its affiliates, Honest Best and Kaiyuan Shengrong. In addition, the Company used $29.3 million for a capital distribution and paid a special cash dividend of $5.9 million to its shareholders. During the nine months ended September 30, 2011, the Company increased total net borrowings by $42.0 million and repaid the net amount of $11.0 million to its affiliates, Ruituo and Beiguo, for the financing arrangement to purchase commercial vehicles. In addition, the Company received proceeds of $398.5 million from its affiliates, Honest Best, Hebei Kaiyuan, Ruituo and Beijing Wantong Longxin Auto Trading Co, Ltd., and repaid $411.8 million to these affiliates.

Net cash used in discontinued operations . Net cash provided by discontinued operations was nil and $77,000 in the nine months ended September 30, 2012 and 2011, respectively. In the nine months ended September 30, 2012, the discontinued operations ceased to contribute to the cash flow of the Company.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and capital expenditures. To the extent the investment in sales-type leases, inventory growth and capital expenditures exceed income from operations, the Company has generally increased the borrowings under existing third-party facilities or from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers and insurance service branch offices are located. It expects to continue to lease the majority of the properties where new stores, centers or branch offices are located.

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The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth, and (ii) purchase property and equipment for an additional 28 stores and make improvements on existing property by the end of 2012, at an aggregate cost of $252,000 of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

As of September 30, 2012, AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Accounts payable, related parties; and (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 5.6% to 8.53% as of September 30, 2012 and have terms of up to one year.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo. The Company expects to continue to rely on the financing from Ruituo in the foreseeable future.

Due to affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented the consideration of the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Kai Yuan Center by the Company, which is expected to complete in the second quarter of 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2012). The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong is unsecured, bears interest at the average rate of 6.93% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, and such loans commence to mature in July 2013. The amounts due to AutoChina Inc., Mr. Li and Smart Success Investment Limited were non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

Cash and cash equivalents as of September 30, 2012 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

☐	The Sino-foreign Equity Joint Venture Law (1979), as amended;

☐	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

☐	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

☐	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

☐	The Foreign Investment Enterprise Law (1986), as amended; and

☐	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In July 2012, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB65 million, for which Kaiyuan Shengrong received an aggregate of RMB50 million one-year loans from a local bank and lent RMB50 million to the Company in September 2012. Kaiyuan Shengrong is subject to an average interest rate of 6.93% per annum. The Company, as guarantor, is charged the same interest rate. The bank loans and respective bank loan guarantee will commence to mature in July 2013.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of September 30, 2012, AutoChina’s total outstanding interest-bearing loans amounted to $195.8 million with interest rates ranging from 5.60% to 8.53% per annum. AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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Net income for the three months ended September 30, 2012 of RMB28.4 million is reported as $4,526,000 based on the 2012 third quarter-to-date average RMB to U.S. dollar exchange rate of 6.3461.  Net income would increase $5,000 to $4,531,000 based on the September 30, 2012 exchange rate of 6.3410 RMB per U.S. dollar.  However, net income would decrease $1,537,000 to $2,989,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Net income for the nine months ended September 30, 2012 of RMB132.3 million is reported as $20,953,000 based on the 2012 year-to-date average RMB to U.S. dollar exchange rate of 6.3150.  Net income would decrease $103,000 to $20,850,000 based on the September 30, 2012 exchange rate of 6.3410 RMB per U.S. dollar.  In additional, net income would decrease $6,013,000 to $14,940,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release, dated April 30, 2013*

*Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: April 30, 2013

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